Exhibit 2.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ATOMBEAM TECHNOLOGIES INC.

AtomBeam Technologies Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1.             The name of the Corporation is AtomBeam Technologies Inc.

2.             The Corporation was originally incorporated by filing its original Certificate of Incorporation with the Secretary of State of the State of Delaware on August 17, 2017.

3.             Article IV of the Corporation’s Amended and Restated Certificate of Incorporation (as amended) is hereby amended and restated in its entirety as follows:

The Corporation is authorized to issue one class of stock to be designated “Common Stock.” The total number of shares of Common Stock that the Corporation is authorized to issue is 200,000,000, with a par value of $0.0001 per share. At 5:00 p.m., Eastern Time on October 30, 2026 (the “Split Effective Time”), each share of Common Stock (and each fraction of a share) issued and outstanding, and each share of Common Stock (and each fraction of a share) held by the Corporation as treasury stock, in each case as of immediately prior to the Split Effective Time, shall automatically, without further action on the part of the Corporation or any holder thereof, be subdivided and reclassified into five (5) validly issued, fully paid and nonassessable shares (or five (5) times the number of fully paid and nonassessable fractions of a share, as applicable) of Common Stock, reflecting a five-for-one stock split (the “Stock Split”). Notwithstanding the foregoing, no fractional share of Common Stock shall be outstanding as a result of the Stock Split, and any fractional share that would otherwise be held by a stockholder immediately following the Split Effective Time (after aggregating all shares of Common Stock held by such stockholder) shall be rounded up to the nearest whole share. Following the Split Effective Time, each certificate representing shares of Common Stock issued and outstanding immediately prior to the Split Effective Time, if any, shall be deemed to represent the number of shares of Common Stock into which the shares represented thereby have been subdivided and reclassified pursuant to the Stock Split, until such certificate is surrendered to the Corporation for cancellation or exchange.

4.             This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

5.             The remainder of the Corporation’s Amended and Restated Certificate of Incorporation (as amended) shall remain unchanged and in full force and effect.

6.             This Certificate of Amendment shall become effective at 5:00 p.m., Eastern Time on October 30, 2026.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 30th day of October, 2026.

By:	/s/ Charles Yeomans
Charles C. Yeomans
Chief Executive Officer